Exhibit 99.2

Department of Environment and Natural Resources (DENR)
Mines and Geosciences
 2/F J. Fernandez Bldg.,
MGB Camp., North Avenue
Diliman, Quezon City
Philippines

License and Permit tor Mining and Exploration

Applicant:	Plandel Resources Inc.

Subject Claim:	Plandel Gold Claim

Legal Description:	Parcel 1322-544-221

Registry:	Plandel

As of the 15th of September, 2010, the Department of Environment and Natural Resources Mines and Geosciences, hereby grants a License and Permit for Mining and Exploration for work to be conducted on the Plandel Gold Claim wholly owned by Plandel Resources Inc., a corporation incorporated in the United States of America.

With issuance of this license, Plandel Resources Inc. agrees to abide by all Environmental terms and conditions, and guidelines with any and all mining and exploration work the company conducts on the Plandel Gold Claim. Failure to abide by the Environmental terms, conditions and guidelines will result in the immediate cessation of this license and possible fines and/or other remedies at the disposal of the DENR.

This license shall be valid until the 15th of September, 2011 and must be renewed no later than thirty (30) days prior to the expiration of this license.

/s/ Rowena Hidalgo
ROWENA HIDALGO
Administrator -DENR